Exhibit 99.2

Vanc Pharmaceuticals Inc.

Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF VANC PHARMACEUTICALS INC.

We have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc., which comprise the consolidated statement of financial position as at June 30, 2015, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vanc Pharmaceuticals Inc. as at June 30, 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of Vanc Pharmaceuticals Inc. as at June 30, 2014 and for the year then ended were audited by another auditor who expressed an unmodified opinion on those statements on October 28, 2014.

Chartered Professional Accountants

Vancouver, Canada

September 29, 2015

Vanc Pharmaceuticals Inc.

Consolidated Statements of Financial Position

(Expressed In Canadian Dollars)

As at	June 30, 2015	June 30, 2014	July 1, 2013
			(Note 19)
ASSETS

Current Assets
Cash and cash equivalents	$ 2,722,777	$ 295,377	$ 619,296
Accounts receivable (Note 4)	26,542	15,629	11,695
Prepaids and deposits (Note 5)	387,119	2,500	-
Inventory (Note 6)	356,289	-	-
	3,492,727	313,506	630,991

Equipment (Note 7)	47,858	30,912	-
Intellectual Property (Note 8)	-	476,000	170,000
Total Assets	$ 3,540,585	$ 820,418	$ 800,991

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (Notes 9, 12 and 13)	$ 187,124	$ 124,343	$ 215,785
Loans	-	-	35,907
Current portion of promissory notes (Note 13)	-	32,978	83,167
	187,124	157,321	334,859

Promissory Notes	-	-	29,444
	187,124	157,321	364,303

SHAREHOLDERS’ EQUITY

Share Capital (Notes 11 and 19)	15,262,357	10,995,282	9,573,849
Share Subscriptions	-	-	800,000
Reserves (Notes 11 and 19)	2,641,678	2,017,741	1,678,819
Deficit	(14,550,574)	(12,349,926)	(11,615,980)
	3,353,461	663,097	436,688
Total Liabilities and Shareholders’ Equity	$ 3,540,585	$ 820,418	$ 800,991

*See accompanying notes to the consolidated financial statements

Approved and authorized on Behalf of the Board of Directors on September 29, 2015.

     “Eugene Beukman”

           “Amandeep Parmar”

Eugene Beukman, Director

Amandeep Parmar, CFO & Director

Vanc Pharmaceuticals Inc.

Consolidated Statements of Comprehensive Loss

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

	June 30, 2015	June 30, 2014

Revenue	$5,713	$-
Cost of Goods Sold	2,491	-

Gross Profit	3,222	-

Expenses
Amortization	13,900	948
Bank service charges	1,061	2,631
Advertising and promotion	9,858	501
Filing fees and transfer agent fees	53,714	39,567
Foreign exchange	1,337	759
Investor relations	54,334	32,500
Legal and audit	37,806	48,862
Management and consulting fees (Note 13)	362,727	254,337
Office and miscellaneous	51,357	28,244
Product registration and development	56,143	5,156
Rent (Note 13)	48,982	18,530
Payroll	54,665	-
Insurance	18,366	5,561
Research	-	29,573
Seminars	23,084
Share-based payments (Notes 11(b) and 13)	915,211	291,355
Travel	30,441	16,109

Interest income	(126)	-
Other income	(4,990)	-
Impairment of intellectual property (Note 8)	476,000	-
Net gain on liabilities settled (Note 12)	-	(40,687)
	2,203,870	733,946

Net Loss and Comprehensive Loss for the Year	$(2,200,648)	$(733,946)

Basic and Diluted Loss Per Share	$(0.05)	$(0.03)
Weighted Average Number of Common Shares Outstanding	47,272,866	26,107,760

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc.

Consolidated Statements of Comprehensive Loss

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance, July 1, 2013 (Note 19)	21,617,074	9,573,849	800,000	38,205	1,640,614	(11,615,980)	436,688

Issued during year (Note 11)
For cash	3,750,000	375,000	-	-	-	-	375,000
For assets	3,400,000	306,000	-	-	-	-	306,000
For share subscriptions	8,000,000	800,000	(800,000)	-	-	-	-
Share issue costs	-	(59,567)	-	47,567	-	-	(12,000)
Share-based payments	-	-	-	-	291,355	-	291,355
Net loss	-	-	-	-	-	(733,946)	(733,946)

Balance, June 30, 2014	36,767,074	10,995,282	-	85,772	1,931,969	(12,349,926)	663,097

Issued during year (Note 11)
For cash	7,607,332	1,141,100	-	-	-	-	1,141,100
For exercise of options	1,625,000	531,060	-	-	(274,560)	-	256,500
For exercise of warrants	9,219,710	2,957,245	-	(84,267)	-	-	2,872,978
Share issue costs	-	(362,330)	-	67,553	-	-	(294,777)
Share-based payments	-	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	-	(2,200,648)	(2,200,648)

Balance, June 30, 2015	55,219,116	15,262,357	-	69,058	2,572,620	(14,550,574)	3,353,461

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

	June 30, 2015	June 30, 2014

Operating Activities:
Net loss	$(2,200,648)	$(733,946)
Items Not Involving Cash
Amortization	13,900	948
Impairment of intellectual property	476,000	-
Gain on settlement of liabilities	-	(40,687)
Share-based payments	915,211	291,355

Changes in Non-Cash Working Capital Items
Accounts receivable	(10,913)	(3,934)
Prepaid and deposit	(384,619)	(2,500)
Inventory	(356,289)	-
Accounts payable and accrued liabilities	62,781	(50,755)
Net cash used in operating activities	(1,484,577)	(539,519)

Investing Activities:
Equipment	(30,846)	(31,860)
Net cash used in investing activities	(30,846)	(31,860)

Financing Activities:
Proceeds from private placement	1,141,100	375,000
Proceeds from exercise of options	256,500	-
Proceeds from exercise of warrants	2,872,978	-
Share issue costs	(294,777)	(12,000)
Repayment of promissory notes	(32,978)	(79,633)
Short term loans	-	(35,907)
Net cash provided by financing activities	3,942,823	247,460

Increase (Decrease) in Cash	2,427,400
Cash and Cash Equivalents, Beginning of Year	295,377	619,296
Cash and Cash Equivalents, End of Year	$2,722,777	$295,377

Cash and Cash Equivalents Consist of:
Cash	$711,277	$283,877
Guaranteed investment certificates	2,011,500	11,500
Cash and cash equivalents	$2,722,777	$295,377

Transactions Not Involving Cash
Shares issued for intellectual property	$-	$306,000
Shares issued for subscriptions previously received	$-	$800,000

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Vanc Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000, and is listed on the TSX Venture Exchange (the “Exchange”) as “NPH” and is quoted on the OTC as “NUVPF”. The address of the Company’s corporate office and principal place of business is located at 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as T36®. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to a former officer of the Company. On August 12, 2013, the Company again changed its name to Nuva Pharmaceuticals Inc. and subsequent to the year ended June 30, 2014 the Company changed its name to Vanc Pharmaceuticals Inc.

The Company is now focused on the manufacture and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the fourth quarter of fiscal year 2015 or raise additional financing to cover ongoing cash requirements.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	June 30, 2015 $	June 30, 2014 $
Comprehensive Loss	(2,200,648)	(733,946)
Deficit	(14,550,574)	(12,349,926)
Working Capital	3,305,603	156,185

2.

STATEMENT OF COMPLIANCE

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 29, 2015.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i)

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

ii)

Recoverability of the carrying value of intangible assets

The Company is required to review the carrying value of its intangible assets for potential impairment. Impairment is indicated if the carrying value of the Company’s intangible assets exceeds its recoverable value. If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the consolidated statement of comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely. Evaluation may be more complex where activities have not reached a stage that permits a reasonable assessment of the viability of the asset. Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data, as well as the Company’s financial ability to continue marketing and sales activities and operations.

iii)

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

iv)

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the consolidated statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant estimates and judgments (continued)

iv)

Share-based payments (continued)

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i)

Tax interpretations, regulations and legislation in the various jurisdictions the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Consolidation

These consolidated financial statements include the accounts of the Company and its controlled wholly-owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and Vise Healthcare Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows and frequency of transactions with the reporting entity. The Company’s functional currency is the Canadian dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year. For all years presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

Inventory

Inventories consist entirely of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial year in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of comprehensive loss.

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and leasehold, is amortized at 30%.

Intangible assets

The carrying values of intangible assets, which are determined to have a finite useful life, are amortized on a systematic basis over the estimated life of the assets. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. Any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the year occurred.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued)

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than twelve months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those that are expected to mature within twelve months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within twelve months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income (loss), except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

The Company classifies its financial instruments as follows:

Cash and equivalents

Fair value through profit or loss

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liability

Promissory notes

Other financial liability

Loans

Other financial liability

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in significant accounting policies and adoption of new accounting standards

The Company has applied the following standards in these consolidated financial statements, which were effective for the Company beginning July 1, 2014:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instrument: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•

The meaning of “currently has a legally enforceable right of set-off”

•

The application of simultaneous realization and settlement

•

The offsetting of collateral amounts

•

The unit of account for applying the offsetting requirements

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The application of this standard did not have a significant impact on the Company’s consolidated financial statements.

Change in accounting policy

During the year ended June 30, 2015, the Company changed its accounting policy over the allocation of fair value of the proceeds of units in accordance with IAS 32 Financial Instruments: Presentation. The Company uses the residual method and now, under this method, proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Previously, the Company had first measured the fair value of the warrants using the Black-Scholes option pricing model with the difference between the fair value of the warrants and the proceeds received being allocated to the common shares.

This change has been applied retrospectively. An adjustment to remove any previously recorded fair value allocated to warrants has been recorded as a reduction to the warrant reserve and recorded as additional share capital on the consolidated statements of financial position (Note 19).

Future accounting policy change issued, but not yet in effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for more liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after July 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

Pronouncements that are not applicable or that do not have a significant impact to the Company have not been included in these consolidated financial statements.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

4.

ACCOUNTS RECEIVABLE

At June 30, 2015, the Company’s accounts receivable consists of the following:

	June 30, 2015 $	June 30, 2014 $
Trade receivables	3,979	1,428
GST receivable	22,563	14,201
	26,542	15,629

5.

PREPAIDS AND DEPOSITS

Included in prepaids and deposits at June 30, 2015 are deposits totaling $342,740 (2014 - $nil) for inventory received subsequent to year-end.

6.

INVENTORY

At June 30, 2015, the Company’s inventory consists of the following:

	June 30, 2015 $	June 30, 2014 $
Raw materials	30,829	-
Finished goods	325,460	-
	356,289	-

7.

EQUIPMENT

		Furniture and	Leasehold
	Computers	Equipment	Improvements	Total
Cost
Balance, July 1, 2013	$ -	$ -	$ -	$ -
Additions	1,702	5,976	24,182	31,860
Balance, June 30, 2014	1,702	5,976	24,182	31,860
Additions	-	30,846	-	30,846
Balance, June 30, 2015	$ 1,702	$ 36,822	$ 24,182	$ 62,706

Amortization
Balance, July 1, 2013	$ -	$ -	$ -	$ -
Depreciation	116	228	604	948
Balance, June 30, 2014	116	228	604	948
Depreciation	476	6,351	7,073	13,900
Balance, June 30, 2015	$ 592	$ 6,579	$ 7,677	$ 14,848

Carrying value
Balance, June 30, 2014	$ 1,586	$ 5,748	$ 23,578	$ 30,912
Balance, June 30, 2015	$ 1,110	$ 30,243	$ 16,505	$ 47,858

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

8.

INTELLECTUAL PROPERTY

	June 30, 2015 $	June 30, 2014 $
Pedia -Safe license	170,000	170,000
FerroHeme	306,000	306,000
Impairment	(476,000)	-
	-	476,000

On September 5, 2013, the Company entered into a license agreement with Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, British Columbia. The agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron supplement. As consideration, the Company issued 3,400,000 common shares at a price of $0.09 per share. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, the Company entered into a license agreement with Canagen. The agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The agreement is effective for 99 years from the effective date of signing of the agreement. As consideration, the Company issued 3,400,000 common shares at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

As at June 30, 2015, management has decided to discontinue efforts related to the Pedia-Safe Polyvitamin Drops and FerroHeme Iron supplements for the foreseeable future, as there have been significant changes in the competitive landscape for these products in Canada. The Company is continuing to focus on the manufacture and distribution of generic and OTC pharmaceuticals. Accordingly, the Company fully impaired the carrying value of intangible assets to $nil.

9.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2015 $	June 30, 2014 $
Trade accounts payable	172,124	110,343
Accrued liabilities	15,000	14,000
	187,124	124,343

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

10.

ESCROW SHARES

During the year ended June 30, 2013, the Company entered into a sponsorship agreement with the Canadian Olympic Committee.

On September 12, 2012, the Company settled the remaining liability through the issuance of 10,687,500 shares of common stock measured at a value of $0.05 per share. These shares are subject to resale restrictions equivalent to Exchange Tier 2 Value Security Escrow Agreement, which allows a scheduled release of shares from escrow over a three year period as follows:

Escrow schedule

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28, 2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of June 30, 2015, there are 1,603,125 shares held in escrow.

11.

SHAREHOLDERS’ EQUITY

a)

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

2015 private placements

On December 10, 2014, the Company closed a non-brokered private placement of 7,607,332 units at a price of $0.15 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $0.25. Finder’s fees of $91,287 cash were paid in addition to the issuance of 608,586 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

Securities are subject to a four month hold period that expires April 11, 2015. Proceeds from the offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

a)

Authorized share capital (continued)

2014 private placements

i)

On April 8, 2014, the Company closed a non-brokered private placement of 1,750,000 units at a price of $0.10 per unit for gross proceeds of $175,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share for a period of twelve months from the closing date of the offering at a price of $0.30. The warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten consecutive days.

In addition, on April 8, 2014, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share for a period of 24 months from the closing date of the offering at a price of $0.13.

Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 agent warrants; 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30 per unit. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $47,567.

ii)

On September 12, 2013, the Company issued 8,000,000 shares at a price of $0.10 for subscriptions received during the year ended June 30, 2013.

b)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of five years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time. Pursuant to the policies of the Exchange, shares issued on exercise of options are restricted from trading during the four-month period subsequent to the date of grant.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued)

The changes in share options including those granted to directors, offers and consultants during the years ended June 30, 2015 and 2014 are summarized as follows

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Beginning Balance	2,250,000	$0.11	-	-
Options granted	4,255,000	$0.31	3,200,000	$0.11
Expired/Cancelled	-		(950,000)	$0.10
Exercised	(1,625,000)	$0.16	-
Ending Balance	4,880,000	$0.27	2,250,000	$0.11
Exercisable	3,097,500	$0.19	1,650,000	$0.10

The following table summarizes information about share options outstanding at June 30, 2015 and 2014:

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

19-Feb-17	$0.20	450,000	-
15-Apr-17	$0.55	230,000	-
05-Jun-17	$0.55	300,000	-
05-Sep-18	$0.10	-	450,000
21-Feb-19	$0.10	1,000,000	1,000,000
08-May-19	$0.13	500,000	800,000
25-Jul-19	$0.10	200,000	-
15-Sep-19	$0.10	-	-
14-Nov-19	$0.15	150,000	-
18-Dec-19	$0.20	800,000	-
08-Jan-20	$0.20	150,000	-
15-May-20	$0.45	200,000	-
05-Jun-20	$0.45	400,000	-
05-Jun-20	$0.55	500,000	-
Granted		4,880,000	2,250,000
Exercisable		3,097,500	1,650,000

The weighted average remaining contractual life of options outstanding and exercisable is 3.78 and 3.81 years, respectively.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued)

Share-based payments

Share-based payments of $915,211 (2014 - $291,355) were recognized in the year ended June 30, 2015 for stock options granted and the vesting of options granted in the prior year. Options issued to Directors and Officers of the Company (2,655,000 options) vested immediately, while those issued to consultants (1,600,000 options) vest in equal quarterly increments every six months, with 25% vesting on grant date.  During the year ended June 30, 2014, options issued to Directors and Officers of the Company (2,400,000 options) vested immediately, while those issued to consultants (800,000 options) vest in equal quarterly increments every six months, with 25% vesting on grant date,

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	June 30, 2015	June 30, 2014
Expected life	4.10	4.63
Volatility	169%	159%
Dividend yield	1%	0%
Risk-free interest rate	1.03%	1.81%

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in warrants is presented below:

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
Beginning balance	11,800,000	$0.33	8,000,000	$0.30
Warrants granted	4,412,252	$0.25	4,050,000	$0.21
Expired/Cancelled	-		(250,000)	$0.30
Exercised	(9,219,710)	$0.31	-
Issued and exercisable	6,992,542	$0.31	11,800,000	$0.33

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

April 8, 2015	$0.30	-	1,890,000
December 11, 2015	$0.25	1,787,542	-
April 8, 2016	$0.13	1,300,000	2,160,000
June 12, 2016	**$0.40	3,905,000	7,750,000
Issued and exercisable		6,992,542	11,800,000

*These warrants are exercisable at a price of $0.30 per warrant until June 12, 2014, $0.40 until June 12, 2015 and $0.50 until June 12, 2016.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants (continued)

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	June 30, 2015	June 30, 2014
Expected life	1.00	1.48
Volatility	179%	190%
Dividend yield	0%	0%
Risk-free interest rate	1.07%	1.07%

12.

GAIN ON SETTLEMENT OF LIABILITIES

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (the “CRL Claim”) in the Provincial Court of British Columbia, Surrey, against the Company for $9,728 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at June 30, 2013.

During the year ended June 30, 2014, the Company settled and paid the debt for $6,000, resulting in a debt settlement gain of $3,728. Additionally, the Company settled accounts payable totaling $88,162 for $53,393 resulting in a debt settlement gain of $36,959 during the year.

13.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	June 30,	June 30,
	2015	2014

Accounts payable and accrued liabilities	$ -	$ 26,375
Promissory note	$ -	$ 32,978
Expenditures
Management and consulting fees	$ 149,667	$ 166,458
Share-based payments	$ 297,073	$ 252,466
Rent	$ 4,500	$ 9,530

Accounts payable and promissory note balances at June 30, 2014 consist of an unpaid balance of CEO fees owed by the Company for services rendered and a loan that was settled during the year ended June 30, 2015.

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the corporate secretary.

Rent expenses consist of fees paid to the CEO.

All related party transactions were in the normal course of business operations.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

14.

CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended June 30, 2015.

15.

COMMITMENTS

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments (net of sub-lease arrangement) under these contracts are as follows:

Within 1 year	$34,763
2 years	37,354
3 years	22,671
$94,788

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, loans and promissory notes. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at June 30, 2015, the Company’s financial liabilities were comprised of accounts payable of $187,124.

c)

Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

(i)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

(ii)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

(i)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, and loans carrying amounts approximate fair value due to their short-term maturity;

(ii)

The fair value of promissory notes payable approximate their carrying value, as their effective interest rates approximate current market rates;

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

d)

Determination of fair value (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

17.

INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of comprehensive loss for the years ended 2015 and 2014:

	2015	2014
Income (loss) before taxes	$(2,200,648)	$(733,946)
Statutory tax rate	26.00%	26.00%
Expected income tax (recovery)	(572,169)	(190,826)
Non-deductible items	237,955	76,352
Loss expired	84,778	29,000
Share issue costs	(2,771)	(15,487)
Change in deferred tax asset not recognized	252,207	100,961
Total income taxes	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at June 30, 2015 and 2014 are comprised of the following:

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

17.

INCOME TAXES (CONTINUED)

	2015	2014
Non-capital loss carry-forwards	$2,574,735	$2,496,210
Property and equipment	133,232	5,858
Intangible asset	90,639	90,639
Financing costs	69,478	23,170
	2,868,084	2,615,877
Deferred tax asset not recognized	2,868,084	2,615,877
Net deferred tax asset (liability)	$-	-

The Company has non-capital loss carry-forwards of approximately $9,902,826, which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$

2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,486
2033	236,246
2034	519,905
2035	874,155
TOTAL	9,902,826

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

18.

ECONOMIC DEPENDENCE

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute 100% of the Company’s revenues for the year ended June 30, 2015. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers.

19.

CHANGE IN ACCOUNTING POLICY

During the year ended June 30, 2015, the Company changed its accounting policy over the allocation of proceeds from private placement units consisting of common shares and warrants. Management believes that the change in accounting policy better represents the value of share capital issued by the Company and is consistent with other companies that raise public market funds.

Prior to the year ended June 30, 2015, the Company allocated proceeds received for unit offerings firstly to the warrant component, using the Black-Scholes option pricing model, with any residual value being allocated to the share capital. Effective July 1, 2014 (and retrospectively applied), the Company allocates the proceeds received from unit offerings firstly to share capital based on observable market price of the common shares with any residual amount being allocated to the warrant component (Note 3).

Vanc Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

19.

CHANGE IN ACCOUNTING POLICY (CONTINUED)

Management has determined that using actual trading prices of the Company’s common shares to measure fair value of the common shares reduces the degree of estimation uncertainty, and therefore provides reliable and a more relevant basis for allocation of proceeds.

In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the change in accounting policy has been applied retrospectively.

The impact of the change in accounting policy on the consolidated statements of financial position is set out below:

June 30, 2014	Share capital	Reserves

Balance, as previously reported	$8,990,307	$4,022,716
Remove fair value allocated to warrants during the year ended June 30, 2014	375,000	(375,000)
Adjustment to opening balance as at July 1, 2013	1,629,975	(1,629,975)
Adjusted balance	$10,995,282	$2,017,741

July 1, 2013	Share capital	Reserves

Balance, as previously reported	$7,943,874	$3,308,794
Adjustment to opening balance as at July 1, 2013	1,629,975	(1,629,975)
Adjusted balance	$9,573,849	$1,678,819

There was no impact on basic or diluted loss per share as a result of the adjustments.